

Mail Stop 3-08

<u>VIA FACSIMILE AND U.S. MAIL</u>

April 15, 2010

Mr. Matthew W. Appel
Executive Vice President and Chief Financial Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

      Re: Zale Corporation
              Form 10-K for Fiscal Year Ended July 31, 2009
              Filed October 29, 2009

Dear Mr. Appel:

      We have reviewed your response dated March 23, 2010 to our comment letter dated March 9, 2010 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for Fiscal Year Ended July 31, 2009</u>

 <u>Notes to Consolidated Financial Statements, page F-9</u>

<u>Note 6. Goodwill, page F-18</u>

1. We have read your response to comment five in our letter dated March 9, 2010. Please explain how you converted the equity premiums published in Mergerstat Review to invested capital premiums and whether you utilized any inside or outside sources. Tell us whether median acquisition premium in the retail sector, which we assume is based on the 2009 edition of Mergerstat, was cumulative or represented premiums for calendar 2009. Tell us whether the median premiums between 2004 through 2007 were also for the retail sector or a variety of sectors. Please tell us whether the 2004-2007 premiums were based on transactions occurring in each of the calendar years or were cumulative through the end of the respective calendar year. Tell us why 2004-2007 premiums are considered more

pertinent than 2004-2008 or 2004-2009 premiums. With respect to the fair value of reporting units provided in your letter, please advise how these fair values were used in performing step one of your goodwill impairment test. If you compared these amounts to the carrying value of each reporting unit, explain to us in detail how you computed carrying value of the reporting unit. Explain the extent any liabilities, including parent or subsidiary level debt, were included in the computation of carrying value. Finally provide us the methodology you used to compute fair value of each reporting unit. If you used a discounted cash flow approach, provide us the discount rate used to compute present value and compare such rate to the yield to maturity on a fair value basis of your debt. Explain any differences between the two rates including how you arrived at the discount rate. To the extent you used a discounted cash flow approach, tell us your assumptions as to sales and expense growth. We may have further comment.

2. Your response to comment five in our letter dated March 9, 2010 indicates that the reporting unit entitled "Zales U.S. "consists of Zales Jewellers, Gordon's Jewellers and Zales Outlet. Based on your response to comment 8 of the same letter you indicate that your operating segments, as defined in ASC 280-10-50-1 through 50-9, within Fine Jewlery include Zales Jewellers, Zales Outlet, Gordon's Jewellers and Peoples Jewellers and Mappins Jewellers.   Please note that operating segments may not be aggregated into reporting units for purposes of goodwill impairment testing. Specifically, it appears that the Zales Jewellers, Gordon's Jewellers and Zales Outlet operating segments should not be aggregated into one reporting unit. In this regard, please note that the determination of reporting units under ASC 350 begins with the definition of an operating segment in ASC 280 and permits disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment. ASC 350-20-35-35 provides for the aggregation of two or more *components* of an operating segment that share similar economic characteristics into a single reporting unit, but only components within an operating segment may be aggregated into reporting units. That is, components in two different operating segments that share similar economic characteristics may not be combined into a single reporting unit. We understand that you have no goodwill remaining in the Zales U.S. reporting unit. However, to the extent that you combine operating segments in the future could be an issue. Please confirm that you will reconsider your reporting unit structure for goodwill impairment testing in light of these observations or clarify our understanding.

Note 7. Other Charges and Gains, page F-19

3. We reviewed your response to comment six in our letter dated March 9, 2010 and the related disclosures included in footnote 5 to your financial statements for the quarterly period ended January 31, 2010. We believe ASC 420 requires that

the fair value of an operating lease termination be determined based on the remaining lease rentals reduced by estimated sublease rentals that could reasonably be obtained for the property. As such, for abandoned leases where you have not finalized termination agreements, please show us your analysis of the remaining rental obligations less the estimated sublease rentals and the estimate for lease settlement/termination charges. If the amount you estimated for lease settlement costs is materially different than the amount computed pursuant to the guidance in ASC 420, please tell us in detail why you continue to believe your accounting complies with GAAP. Please also tell us how your accounting in periods subsequent to the cease-use date is consistent with the guidance in ASC 420-10-35.

Additionally, as it relates to the former Bailey Banks & Biddle locations where you have not finalized termination agreements, please tell us your basis in GAAP for recording the termination charges based on expectations of future payments required to settle the remaining leases, rather than recording the charges based on your contractual obligation for the remaining lease rentals. It appears to us that you have a present obligation/liability for all remaining lease payments as a result of your guarantee of Finlay's lease obligation and Finlay's subsequent liquidation. It appears this obligation will continue until you reach settlement agreements with the landlords, at which time a gain or loss on settlement could result.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant